Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED REPORTS

INVESTMENT IN WESTERN TROY CAPITAL RESOURCES INC.

Toronto (November 11, 2010) — Agnico-Eagle Mines Limited (“Agnico” or the “Company”) today reported that it had acquired 2,000,000 units (“Units”) of Western Troy Capital Resources Inc. (“WTR”) by way of a private placement at a price of $0.50 per Unit for a total consideration of $1,000,000.00 in cash.  Each Unit consisted of one common share (“Common Shares”), resulting in the acquisition of a total of 2,000,000 Common Shares of WTR by the Company, and one share purchase warrant (“Warrants”), being 2,000,000 Warrants, each full Warrant entitling the holder to acquire one Common Share at a price of $0.60 per share for the twenty-four months following the closing date.

Agnico now holds 2,000,000 common shares and 2,000,000 share purchase warrants representing an ownership position in WTR of 14.66% on a partially diluted basis.

The Common Shares and Warrants were acquired for investment purposes.  Agnico may acquire additional common shares or warrants of WTR or dispose of some or all of the common shares or warrants of WTR currently held.

Agnico purchased the Common Shares and Warrants pursuant to the “accredited investor” prospectus exemption provided in National Instrument 45-106.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves. Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 28 consecutive years. Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.